SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                        eGain Communications Corporation
                                 (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                          (Title of Class of Securities)

                                    28225C103
                                  (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of This Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,046,590 shares, which constitutes approximately 14.0% of the 28,999,944 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 28,994,944 shares outstanding.

CUSIP No. 28225C103

1.   Name of Reporting Person:

     FW Ventures I, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

               5.   Sole Voting Power: 4,041,590 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 4,041,590 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,041,590

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9):  13.9%

12.  Type of Reporting Person: PN
--------------

(1)  Power is exercised through its general partner, Group 31, Inc.

CUSIP No. 28225C103

1.   Name of Reporting Person:

     Mark A. Wolfson

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4. Citizenship or Place of Organization: Mark A. Wolfson is a citizen of the United States of America.

               5.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,000 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): <0.1% (2)


12.  Type of Reporting Person: IN
--------------
(1) Assumes the exercise of director options held by Mr. Wolfson to purchase 5,000 shares of Common Stock.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 28,999,944 shares of the Stock outstanding.

Item 1(a).     Name of Issuer.

     The name of the issuer is eGain Communications Corporation (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 455 W. Maude Avenue, Sunnyvale, California 94086.

Item 2(a).     Names of Persons Filing.

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of FW Ventures I, L.P., a Texas limited partnership ("FW"), and Mark A. Wolfson ("Wolfson"), the "Reporting Persons." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Group 31, Inc., a Texas corporation ("Group"), and J. Taylor Crandall ("Crandall"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The  address of the principal business office or residence of each  of  the
Item 2 Persons is as follows:

                                   PRINCIPAL BUSINESS OR
          NAME                     RESIDENCE ADDRESS

          FW                       201 Main Street
                                   Suite 3100
                                   Fort Worth, Texas  76102

          Wolfson                  2775 Sand Hill Road
                                   Suite 220
                                   Menlo Park, California 94025

          Group                    201 Main Street
                                   Suite 3100
                                   Fort Worth, Texas 76102

          Crandall                 2775 Sand Hill Road
                                   Suite 220
                                   Menlo Park, California 94025

Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This Schedule 13G Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

     The CUSIP number of the Stock is 28225C103.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.   Ownership.

     (a) - (b)

Reporting Persons

     FW

        The aggregate number of shares of the Stock that FW owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,041,590, which constitutes approximately 13.9% of the 28,994,944 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     Wolfson

        Because he holds director stock options to purchase 5,000 shares of the Stock, Wolfson may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 5,000 shares of the Stock, which constitutes less than 0.1% of the 28,999,944 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Controlling Persons

     Group

        Because of its position as the sole general partner of FW, Group may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,041,590 shares of the Stock, which constitutes approximately 13.9% of the outstanding shares of the Stock.

     Crandall

        Because of his position as the President of Group, which is the sole general partner of FW, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,041,590 shares of the Stock, which constitutes approximately 13.9% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

      (c)

Reporting Persons

     FW

        Acting through its general partner, FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 4,041,590 shares of the Stock.

     Wolfson

        Wolfson has no power to vote or to direct the vote or to dispose or to direct the disposition of any of the shares of the Stock.

Controlling Persons

     Group

        As the sole general partner of FW, Group has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,041,590 shares of the Stock.

     Crandall

        As the President of Group, which is the sole general partner of FW, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,041,590 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

        This filing on Schedule 13G is not for the purpose of reporting the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of the Stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

        No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        This Schedule 13G Statement is not being filed by a parent holding company.

Item 8.   Identification and Classification of Members of the Group.

        This  Schedule  13G Statement is being filed on behalf of  each  of  the
Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.   Notice of Dissolution of Group.

        It is inapplicable for the purposes herein to provide notice of dissolution of a group.

Item 10.  Certification.

        By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 11, 2000


                                    FW VENTURES I, L.P.

                                      By: Group 31, Inc., general partner


                                         By: /s/ W. R. Cotham
                                             W. R. Cotham,
                                             Vice President





                                    /s/Mark A. Wolfson